EXHIBIT 99.1

Seabridge Gold Closes $12 Million Bought Deal Flow-Through Equity Financing

TORONTO, May 19, 2016 (GLOBE NEWSWIRE) -- NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) (the "Company") announced today that it has closed its previously announced bought deal flow-through financing (the “FT Offering”), including the full amount of the over-allotment option, for aggregate gross proceeds of $12,040,000. A total of 500,000 flow-through common shares of the Company (the "Flow-Through Shares"), including those pursuant to the exercise of the over-allotment option, were issued and sold at a price of $24.08 per Flow-Through Share (a 30% premium to the closing price on the TSX the day the FT Offering was announced). The FT Offering was completed through a syndicate of underwriters led by Canaccord Genuity Corp. and included National Bank Financial Inc. and Paradigm Capital Inc.

The gross proceeds from the FT Offering will be used to fund the 2016 exploration program at the Company's KSM Project and, subject to completion of the Company’s acquisition of SnipGold Corp., the Iskut Property of SnipGold Corp. in Northwestern British Columbia, Canada.

Seabridge Chairman and CEO Rudi Fronk noted that “This financing enables us to proceed with our exploration plans for this year. The main focus at the KSM Project is on expanding higher grade zones that have the potential to enhance projected economics. We also expect to complete our first drill program on the Iskut property this summer assuming we close our proposed acquisition of SnipGold. At Iskut, our primary target is discovery of high grade gold similar to what was mined historically. Once again, this year’s program has been designed to generate additional gold resources that will more than offset the share dilution required to finance it. Growing gold ownership per share continues to be a key objective for Seabridge."

The Offering was made by way of private placement in Canada. The Flow-Through Shares issued under this FT Offering are subject to a four-month hold period expiring on September 20, 2016.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake Project located in Canada's Northwest Territories.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work, including potential impacts on projected economics and the expected exploration work on properties the Company has agreed to acquire and the results of such exploration are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the FT Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2015 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net